NEWS RELEASE

Pacific Internet Limited appoints Grace Guang as General Counsel

SINGAPORE, Monday, 22 October 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (“PacNet” or the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that PacNet Board member and General Counsel of Asia Netcom, Ms Grace Guang, was appointed as General Counsel for PacNet with immediate effect. Her appointment follows the stepping down of current PacNet General Counsel, Ms Deborah Foo.

“Grace is an experienced legal professional with a solid track record in the management of complex business matters and transactions. Her dual role as General Counsel of both PacNet and ANC will ensure that both companies continue to maintain the highest standards in managing all legal and regulatory issues as we prepare for an eventual merger of the two entities,” said Bill Barney, Chairman and Acting CEO of PacNet. “Deborah has done a terrific job for the company over the years and we wish her all the best in her new endeavours.”

Prior to joining Asia Netcom, Ms Guang was with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP where she provided legal counsel to China Netcom in the corporate reorganisation of ANC, in connection with the initial public offering of CNC Group Corporation (Hong Kong) Limited. Ms Guang also served as a corporate associate at the law firm of Allen and Gledhill in Singapore, where she represented clients on a wide range of cross-border transactional matters, and provided legal counsel in areas of general corporate law, employment law and corporate administration in Singapore.

Ms Guang has a Bachelor of Law degree from the National University of Singapore and received her Masters of Law degree from Columbia University. She is admitted to the New York bar and the Singapore bar, and is also admitted to the roll of solicitors in each of Hong Kong and England and Wales.

-Ends-

Media and Investor Relations Contact:
Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.